Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2009	2008	2009	2008
Earnings: Loss before benefit for income taxes	$(129,404)	$(583,262)	$(609,297)	$(698,571)
Interest expense	283,988	308,338	822,678	925,633
Implicit interest in rents	3,935	6,058	14,796	19,904
Total earnings	$ 158,519	$(268,866)	$ 228,177	$ 246,966
Fixed charges: Interest expense	$ 283,988	$ 308,338	$ 822,678	$ 925,633
Implicit interest in rents	3,935	6,058	14,796	19,904
Total fixed charges	$ 287,923	$ 314,396	$ 837,474	$ 945,537
Ratio of earnings to fixed charges*	0.55	(0.86)	0.27	0.26

*

Earnings were insufficient to cover total fixed charges by $129.4 million for the three months ended September 30, 2009 and $609.3 million for the nine months ended September 30, 2009. Earnings were insufficient to cover total fixed charges by $583.3 million for the three months ended September 30, 2008 and $698.6 million for the nine months ended September 30, 2008.

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